FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response . . . 0.5
1. Name and Address of Reporting Person*		2. Issuer Name and Ticker or Trading Symbol				6. Relationship of Reporting Person(s) to Issuer
Derrick, John M., Jr.		Pepco Holdings, Inc. (POM)				(Check all applicable)
						X	Director	10% Owner
(Last) (First) (Middle)		3. IRS Identification	4. Statement for			X	Officer (give title below)	Other (specify below)
		Number of Reporting	Month/Day/Year
Pepco Holdings, Inc.		Person, if an entity	February 3, 2003
701 Ninth Street, NW		(voluntary)					Chairman of the Board and CEO
5. If Amendment,
(Street)			Date of Original			7. Individual or Joint/Group Filing (Check Applicable Line)
			(Month/Day/Year)			X	Form filed by One Reporting Person
Washington, DC 20068							Form filed by More than One Reporting Person

(City) (State) (Zip)		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	2/03/02	F		3,775	D	$18.60
Common Stock	2/01/03	A		10,080	A	$18.60	28,324	D
Common Stock							35,312	I (1)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Persons who respond to the collection of information contained (Over) in this form are not required to respond unless the form displays SEC 1474 (9-02) a currently valid OMB control number

FORM 4 (continued)                                                                         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                                                                                         (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, If Any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indiirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (right to buy)													468,085	D

Explanation of Responses:
     (1)   Shares owned by spouse.
** Intentional misstatements or omissions of facts constitute Federal Crime Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	John M. Derrick, Jr. by Ellen Sheriff Rogers, Attorney-in-Fact **Signature of Reporting Person	2/03/03 Date
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.		Page 2